CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Basic Earnings Per Share
Net income	$890,564	$863,090	$2,770,086	$2,634,068

Weighted average common shares	2,422,014	2,462,885	2,433,094	2,470,875
Basic Earnings Per Share	$0.37	$0.35	$1.14	$1.07

Diluted Earnings Per Share
Net income	$890,564	$863,090	$2,770,086	$2,634,068

Weighted average common shares	2,422,014	2,462,885	2,433,094	2,470,875
Weighted average effect of assumed stock options	—	—	—	—

Total	2,422,014	2,462,885	2,433,094	2,475,000

Diluted Earnings Per Share	$0.37	$0.35	$1.14	$1.07

23.